Exhibit (a)(1)(G)

December 18, 2009

Dear Fellow Shareholders:

As announced, on December 7, 2009, Hungarian Telecom (Netherlands) Cooperatief U.A. (“Mid Europa”) which is indirectly wholly owned by certain investment partnerships (the “Mid Europa Entities”) each of which is directly or indirectly advised by Mid Europa Partners LLP, a limited liability partnership organized and existing under the laws of the United Kingdom, (together with Mid Europa and the Mid Europa Entities, the “Mid Europa Group”), has commenced a tender offer to purchase any and all of the outstanding ordinary shares, par value €0.01 (the “Invitel Shares”), issued by Invitel Holdings A/S (the “Company” or “Invitel”) and all of the outstanding American Depositary Shares, each representing one Invitel Share (the “Invitel ADSs”) evidenced by American Depositary Receipts (“Invitel ADRs”) of Invitel Holdings A/S to acquire any and all of the outstanding Invitel Shares and outstanding Invitel ADSs that are not already owned by Mid Europa, at a price of $4.50 per Invitel Share or Invitel ADS, (the “Offer Price”) net to the seller in cash, without interest thereon and less any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 7, 2009 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”) (which, as amended or supplemented from time to time, together constitute the “Offer”). Pursuant to the terms of the Offer, the tender offer and withdrawal rights will expire at 12:00 midnight, New York City time on January 7, 2010, unless extended. The Offer is subject to a number of conditions set forth in the Offer to Purchase.

The Independent Director Group has determined, after careful consideration, that it is not making a recommendation, is expressing no opinion and is remaining neutral with respect to the Offer.

In arriving at its conclusion to remain neutral, the Independent Director Group considered a number of factors. Those factors are discussed in the attached Solicitation/Recommendation Statement on Schedule 14D-9.

In addition, on December 7, 2009, Mid Europa mailed to holders of Invitel Shares and holders of Invitel ADSs the Offer to Purchase, the Letter of Transmittal and certain related documents, which set forth in full the terms and conditions of the Offer and provide information as to how to tender your Invitel Shares and Invitel ADSs. These documents may also be obtained, free of charge, at the SEC’s web site at www.sec.gov. We urge you to read these documents and to consider the information set forth therein and set forth in the attached Solicitation/Recommendation Statement carefully. If you have any questions regarding the Offer or how to tender your Invitel Shares or Invitel ADSs, please contact Innisfree M&A Incorporated, Mid Europa’s information agent for the offer, at (888) 750-5834 (toll-free in the United States) and (212) 750-5833 (banks and brokers), for assistance.

We thank you for the support you have given to Invitel over the years.

Sincerely,

/s/ Martin Lea
Martin Lea President and Chief Executive Officer